Filed by: TeraWulf Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: IKONICS Corporation
Commission File No.: 000-25727
Date: August 10, 2021

Paul Prager Bloomberg Radio Interview Transcript

Greg Jarrett: We continue now with Bloomberg Markets that’s Kailey Leinz today and Paul Sweeney.

Paul Sweeney: Alright Greg Jarrett, thank you so much, we appreciate it. Well in talking about bitcoin and crypto, one of the issues and one of the challenges, I think it was initially called out notably by Elon Musk of Tesla, is the carbon footprint left by bitcoin mining. Our next guest thinks they have a solution here. Paul Prager CEO and founder of TeraWulf. They are based in East End I’m sorry Easton, Maryland. Paul, thanks much for joining us here. Talk to us about carbon neutral bitcoin mining. Is that even a real thing at this point?

Paul Prager: Yeah hi Paul here and thank you very much for having me on. TeraWulf is all about zero carbon emissions. We've got sixty thousand miners on order – it's two hundred megawatts – we have fifty megawatts of mining capacity targeted for this year, three seventy-five for next and eight hundred in our pipe, and we’re targeting zero carbon emissions. That’s not sort of getting even carbon neutral, that’s zero carbon emissions – our energy resources, our nuclear power and hydro.

Kailey Leinz: How do you do that though? How do you get ninety percent clean energy for bitcoin?

Paul Prager: So nuclear doesn't emit any carbon and hydro doesn't admit any carbon and I … you know the genesis of TeraWulf was my company Beowulf. I've been in the energy infrastructure business for almost thirty years. At its very core, at the very core of bitcoin mining is energy infrastructure. So, it’s the process of taking a locally produced commodity like electricity from a sustainable resource – hydro or nuke – turning it into a globally traded commodity that stores value. So that's what we do. We have a power purchase agreement on a nuclear power facility in Pennsylvania, and we have the site infrastructure ready that will be online this year with hydropower coming to it.

Paul Sweeney: Alright so Paul you know right now the infrastructure bill, and here in the studio we’re watching video of the senators on the Senate floor voting right now as we speak, would require miners like TeraWulf to report tax data to the IRS that I don’t even think you even have access to. What would that requirement mean for miners like you and for the crypto industry more broadly?

Paul Prager: Yeah listen I … I generally would say legislation and regulation is a very good thing for the bitcoin industry. Right, it just further substantiates the legitimacy of bitcoin so I think it's a winner no matter what. Second of all, I believe that there'll be several bites at proper legislation to ensure that we’re given responsibilities for things we can comply with I…I know that they’ll focus on the details as it goes into the house but generally we like regulation. It’s something, again, I've been in the power business for thirty years, we’ve lived with our entire life and when legislation does come I think it's going to come you know along the lines of what’s the energy resource. You know I think it likely comes in the form of a carbon tax. I don’t…I don’t think that legislation will be burdensome, if you will, just because you're mining bitcoin or holding bitcoin.

Filed by: TeraWulf Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: IKONICS Corporation
Commission File No.: 000-25727
Date: August 10, 2021

Kailey Leinz: Legislation and regulation in the U. S. is one thing but it's not the only player that's regulating the crypto space. I mean in China the government banning mining and I'm wondering how that effected your operations?

Paul Prager: I mean I look at what China did as a crackdown as opposed to responsible legislation. I think it was… it was… listen, it was a great result for us. We saw the hash rate come down so we were able to get a bigger piece of the pie if you're an early mover in bitcoin mining. Second of all, there was a shortage of miners and…and now that they're readily available and there are better prices and terms, so I think we were able to sort of get a more prominent position and were able to sort of get a bigger piece of the pie now being that were ready to roll here as opposed to where the difficulty rate was much higher just six months ago.

Paul Sweeney: Did you see an influx of Chinese miners after they banned mining?

Paul Prager: Yeah there are many you know really good quality credit Chinese miners that are looking to come to United States. There were some things though here that you have to think about. You have to have a site, you have to have it permitted properly, you have to have transformers so you can step down the power, so I think again where TeraWulf is advantaged is we have the sites, we have the electricity contracted for, we have the transformers and the sites are shovel ready and so this…this is significant first mover advantage, but yeah I think Chinese miners are very much trying to come here, and I think that's good for bitcoin, right? You’re decentralizing it and a lot of Chinese migration to the United States and I…I think that’s all a win for bitcoin.

Kailey Leinz: Obviously a lot of this does come down at the end of the day to concerns about the environmental impact and there's a lot of conversation when we talk about investing and you know treating our money with the environment in mind and kind of these ESG issues. There is a question of green washing. How do you convince people that what you're doing at TeraWulf is not that?

Paul Prager: Well you know, again, we are about zero carbon emissions. So, there's a big difference between what we do for instance and another mining company that let’s say uses a thermal resource and tries to get the carbon neutrality by buying carbon credits. We don't have carbon emissions, so it's not an issue for us and I believe that the industry in general is very responsible and they disclose where their energy resources are coming from, and so I think that ultimately investors will pick and choose based on what their approach is. I think that the other way that will be… you know, a big factor is going to be in value. Again, we think that legislation for the bitcoin mining industry will come more likely in the form of a carbon tax, so that will drive the cost on the margins for minors that are emitting carbon to a higher level than they will for instance for TeraWulf. So, I think at the end of the day, that's where the rubber will hit the road and people will see the difference in the value opportunity.

Paul Sweeney: Paul on June of this year, TeraWulf … you … I guess you merged with Ikonics, a SPAC, give us an update on that transaction and kind of where you are on that?

Paul Prager: Sure. Yeah, we did a reverse combination. It's not a SPAC in fact, it’s a reverse merger where we merge into a currently listed company called Ikonics, IKNX, and we've filed our S-4 proxy last week. We await you know all the customary approvals, SEC and everybody that needs to chop on it and hopefully – sometime late in the third quarter or early fourth quarter – we’ll be trading on the Nasdaq under the ticker W.U.L.F, WULF. We’re very excited about it. It’s a great transaction. Ikonics was a great company, really clean balance sheet and so it made a lot of sense.

Filed by: TeraWulf Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: IKONICS Corporation
Commission File No.: 000-25727
Date: August 10, 2021

Kailey Leinz: And do you view now as a friendly time to come to the public markets?

Paul Prager: Absolutely, I mean there are there are several comps out there, so that that's a positive thing in terms of helping people sort of take a look at … at the industry and get a handle on value. I also think that if you take a look at what what's in the infrastructure bill today legislation means that bitcoin is here to stay. It's part of the ecosystem, it's an important part of it, it's an important generator of revenue and storer of value. So, absolutely. Couldn't be a better time for us.

Kailey Leinz: Well you mentioned that infrastructure bill Paul, and we just had the headline crossing the terminal that five hundred and fifty billion dollar bipartisan infrastructure bill has passed the U. S. Senate we understand that a Vice President Kamala Harris will gavel that vote but again that measure has passed. This is the first part of President Biden’s long-term economic spending plan Paul but it has passed that hurdle.

Paul Sweeney: Yeah absolutely and that’s obviously important and now we will go on to the other bigger, broader spending plan. Plan Prager thanks so much for joining us. We really appreciate hearing that story. Paul Prager CEO and founder of TeraWulf based in Easton Maryland.